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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ENERGY PARTNERS, LTD.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
29270U105
(CUSIP Number)
Troy Wuertz
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1600
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-2800

January 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,506,268

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,506,268

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,506,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Asgard Investment Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,506,268

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,506,268

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,506,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,506,268

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,506,268

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,506,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	29270U105

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,658,131

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,658,131

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,658,131

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D AMENDMENT NO. 1
This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Energy Partners, Ltd., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”).
This Amendment is filed on behalf of (i) Double Black Diamond Offshore LDC, a Cayman exempted company (“DBD Offshore”), (ii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), the investment manager to DBD Offshore and other private investment funds and managed accounts (the “Accounts”), (iii) Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital (“Asgard”) and (iv) Mr. Clint D. Carlson, the president of Asgard (collectively, the “Reporting Persons”).
This Amendment is being filed to report recent purchases of Common Stock by the Reporting Persons and to add DBD Offshore as a Reporting Person. This Amendment amends and restates Items 2, 3, 5 and 7 of the Schedule 13D in their entirety as follows:
Item 2. Identity and Background
This statement is filed by: (i) DBD Offshore, (ii) Carlson Capital (iii) Asgard and (iv) Mr. Carlson. Carlson Capital is the investment manager to DBD Offshore, a private investment fund. Asgard is the general partner of Carlson Capital. Mr. Carlson is the Chief Executive Officer of Carlson Capital and the President of Asgard. In addition to Mr. Carlson, the only other executive officer of Asgard is Nancy Carlson, Secretary and Treasurer.
The business address of the Reporting Persons is 2100 McKinney Avenue, Suite 1600, Dallas, TX 75201.
None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $33,735,789. Currently, all shares of Common Stock are held by DBD Offshore and the Accounts.

Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Persons report beneficial ownership of 2,506,268 shares of Common Stock, and DBD Offshore reports beneficial ownership of 1,658,131 shares of Common Stock, which represents 7.9% and 5.2%, respectively, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) the 2,506,268 shares owned by the Reporting Persons (which represents the shares held by DBD Offshore and the Accounts), and the 1,658,131 shares owned by DBD Offshore (which represents the shares it holds), respectively, by (ii) 31,717,315 shares of Common Stock outstanding as of November 5, 2007 as reported in a Form 10-Q filed by the Issuer with the Commission on November 7, 2007.
The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by DBD Offshore and the Accounts. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.
(b) Mr. Carlson, Carlson Capital and Asgard, for the account of DBD Offshore and each of the Accounts, have the power to vote and dispose of the aggregate 2,506,268 shares of Common Stock held by DBD Offshore and the Accounts. DBD Offshore, for its own account, has the power to vote and dispose of the 1,658,131 shares of Common Stock it holds.
(c) The transactions in the Issuer’s securities by Reporting Persons in the last sixty days, and not previously reported by the Reporting Persons, are listed as Annex A attached hereto and made a part hereof.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

ANNEX A

Transaction Date	Quantity Purchases or (Sold)	Price Per Share
12/04/2007	26,315.00	$12.00
12/04/2007	2,385.00	$12.00
12/11/2007	40,210.00	$12.64
12/11/2007	2,590.00	$12.64
12/11/2007	5,990.00	$12.64
12/11/2007	1,210.00	$12.64
12/12/2007	8,815.00	$12.62
12/12/2007	415.00	$12.62
12/12/2007	270.00	$12.62
12/13/2007	14,370.00	$12.43
12/13/2007	680.00	$12.43
12/13/2007	450.00	$12.43
12/13/2007	17,025.00	$12.44
12/13/2007	1,495.00	$12.44
12/13/2007	5,270.00	$12.44
12/13/2007	1,210.00	$12.44
12/18/2007	5,315.00	$11.95
12/18/2007	470.00	$11.95
12/18/2007	1,660.00	$11.95
12/18/2007	455.00	$11.95
12/19/2007	13,460.00	$12.00
12/19/2007	1,190.00	$12.00
12/19/2007	4,210.00	$12.00
12/19/2007	1,140.00	$12.00
12/20/2007	24,695.00	$12.00
12/20/2007	2,180.00	$12.00
12/20/2007	7,725.00	$12.00
12/20/2007	2,100.00	$12.00
12/28/2007	26,915.00	$12.16
12/28/2007	2,375.00	$12.16
12/28/2007	8,425.00	$12.16
12/28/2007	2,285.00	$12.16
12/31/2007	20,175.00	$12.02
12/31/2007	1,785.00	$12.02
12/31/2007	6,315.00	$12.02
12/31/2007	1,725.00	$12.02
01/22/2008	45,110.00	$10.74
01/22/2008	54,890.00	$10.74
01/23/2008	19,575	$10.65
01/23/2008	425	$10.65

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: JANUARY 24, 2008

DOUBLE BLACK DIAMOND OFFSHORE LDC By: Carlson Capital, L.P., its investment manager By: Asgard Investment Corp., its general partner
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P. By: Asgard Investment Corp., its general partner
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to securities of Energy Partners, Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 24, 2008.

DOUBLE BLACK DIAMOND OFFSHORE LDC By: Carlson Capital, L.P., its investment manager By: Asgard Investment Corp., its general partner
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P. By: Asgard Investment Corp., its general partner
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson